

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Junsei Ryu
Chairman and CEO
TOYO Co., Ltd
Tennoz First Tower F5, 2-2-4
Higashi-shinagawa, Shinagawa-ku
Tokyo, Japan 140-0002

> **Re: TOYO Co., Ltd**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed March 19, 2024**
> **File No. 333-277779**

Dear Junsei Ryu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2024 letter.

Amendment 1 to Form F-4

Unaudited Pro Forma Combined Balance Sheet, page 152

1. We note your response prior comment 3 and reissue the comment in its entirety. Please note that the balance sheet represents a point in time (i.e. June 30, 2023) and pro forma balance sheets are meant to represent the balance sheet as if certain transactions had occurred at that point in time. Therefore, if the extension notes, working capital loans, and Fuji expenses notes occurred at June 30, 2023, those liabilities would be reflected in the pro forma balance sheet at that point in time. Please revise accordingly.

2. Your response to comment 3 indicates that you have adjustments for conversion of Class B shares into Class A shares. In this regard, we note adjustment (k) which reflects the conversion of 400,000 Class B shares into Class A shares by Fuji Solar. Given that page

F-53 states that 700,000 Class B shares were converted to Class A shares by Fuji Solar and another shareholder, please clarify where the other 300,000 conversion is reflected in the pro forma statement of operations.

Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Alexander King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Will Cai